Exhibit 99.1

NICE to Acquire CyberTech International, Global Provider of Compliance Recording Solutions and Value-Added Applications

•	Expands NICE offering with complementary solutions for compliance recording with a low Total Cost of Ownership
•
Broadens offering for financial institutions ;strengthens NICE’s commitment to small to medium businesses (SMB)sector; adds to public safety offering; and expands offering to meet the needs of emerging regions

Ra’anana, Israel, February 15, 2011 - NICE Systems Ltd. (NASDAQ: NICE), the worldwide leader of intent-based solutions that extract insight to impact business performance, reduce financial risk and ensure safety and security today announced that it has reached agreement to acquire CyberTech International, a global provider of compliance recording solutions and value-added applications. The agreement is subject to certain conditions under Dutch law. The transaction is scheduled to close in March 2011, subject to satisfaction of certain terms. The addition of CyberTech solutions to the NICE portfolio will broaden the company’s offering for financial institutions, strengthen its commitment to the SMB sector, and add to its public safety solutions. It will also enhance its positioning in EMEA and provide a product set that meets the needs of emerging markets, by offering a solution that accommodates large scale implementations with entry-level requirements.

NICE’s expanded portfolio will enable customers to match the right product to their scale and sophistication needs. Whether the deployment is on a small or large scale, is intended for a single-site, multi-site, or data-center implementation, and whether they require compliance recording only or more advanced applications in addition (or any combination thereof), the broader NICE offering will address these needs. Furthermore, CyberTech customers will now also be able to benefit from NICE’s market-leading portfolio of analytics-based business solutions and real-time, cross-channel applications.

Under the terms of the agreement, NICE will be acquiring CyberTech for a total cash consideration of approximately $60 million. The acquisition is expected to add approximately $25 million to NICE’s 2011 non-GAAP revenues and be accretive to its non-GAAP fully diluted EPS.

Zeevi Bregman, President and CEO, NICE systems said, "This transaction adds talent and complementary solutions, as we execute on our strategy for growth. The enhanced portfolio expands our offering with complementary compliance recording solutions with a low TCO. This combined offering will provide customers in financial institutions, contact centers and public safety with a broader combination of compliance recording, advanced application and scalability options to meet their needs. In addition the acquisition will enhance our positioning in the SMB sector as well as strengthen NICE’s presence in EMEA”

“We are committed to protecting the technology investments of NICE and CyberTech customers. We expect a rapid and smooth integration that will yield many synergies and customer benefits, and will benefit from our proven track record of quick and measurable results. Finally, I would like to extend a warm welcome to the CyberTech employees who will be joining NICE," Mr. Bregman, continued.

Founded in 1985 and with headquarters in The Netherlands, CyberTech operates through ten offices in North America, Europe, Middle East, and Asia. The CyberTech portfolio includes innovative products that are serving global industry leaders as well as answering the needs of smaller organizations, with a channel network of 60 partners in 45 countries.

Ad Ketelaars, CyberTech CEO said, “We are excited about becoming a part of NICE and joining an industry leader. This move will give us the opportunity to enjoy the benefits of NICE’s global market presence and bring our solutions to a broader base of customers.”

About CyberTech
Founded in 1985, CyberTech is a global provider of call recording solutions.  The company’s innovative recording technologies provide secure, open and future-proof solutions that enable organizations to improve performance, optimize service, mitigate risk and maintain compliance at a lower cost.

About NICE Systems
NICE Systems (NASDAQ: NICE), is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media
Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 775-3896
Investors
Anat Earon-Heilborn	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messers Bregman and Ketelaars, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.   The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.